NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the the following securities issued by Credit
Suisse AG (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

VelocityShares 2x Long Palladium ETN due October 14, 2031
(suspended: 12/31/2012) Symbol: LPAL. Average price 52.3629

VelocityShares 2x Inverse Palladium ETN due October 14, 2031
(suspended: 12/31/2012) Symbol: IPAL. Average price 29.4093

VelocityShares 2x Long Copper ETN due February 9, 2032
(suspended: 1/2/2013) Symbol: LCPR. Average price 40.9498

VelocityShares 2x Inverse Copper ETN due February 9, 2032
(suspended: 1/2/2013) Symbol: SCPR. Average price 51.9845

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issue have been called for redemption. Accordingly, trading in the issue was suspended before the opening on such redemption date.